

Mail Stop 3561

February 25, 2010

Jieming Huang
President and Chief Executive Officer
Baby Fox International, Inc.
Shanghai Minhang, District
89 Xinbang Road, Suite 305-B5, PRC

> **RE:** **Baby Fox International, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **File No. 333-150835**
> **Filed February 11, 2010**

Dear Mr. Huang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note your response to prior comment three. Please clarify why the older warehouse inventory does not have a steeper discount that the Class B stores.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

2.   Please incorporate your response to prior comment 13 into your disclosure
        document.

Consolidated Financial Statements for the Years Ended June 30, 2009 and 2008

General

3.   Please note the financial statement updating requirements per Rule 8-08 of
        Regulation S-X, and provide a currently dated consent from your independent
        accountant with any amendments.

Exhibits

Exhibit 5.1

4.   Please revise your legality opinion to remove the statements that "[m]embers of
        [y]our firm are admitted to the bar in the State of California …" and "[w]e are not
        licensed to practice law in the State of Nevada …" In addition, please revise to
        opine on Nevada law and not merely the Nevada Private Corporations Law.

Exhibit 99.4

5.   We note your response to our prior comment 23. Please provide updated
        comparative sales data metrics with any amendments and disclose your basis for
        presenting each metric. For example, explain how you treat new stores, relocated
        stores, changes in store square footage, and store closings in your calculation of
        the metrics presented.

Item 17

6.   We note your response to prior comment 24. Please note that the undertakings
        must be reproduced in the exact form given in Item 512 of Regulation S-K.
        Please revise.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Matthew Chang
Fax: (415) 955-8910